STATE OF WYOMING

ARTICLES OF MERGER

OF

DOMESTIC CORPORATIONS

Pursuant to Title 17, Section 17-16-1106 of the Wyoming Business Corporation Act, the undersigned corporation executed the following Articles of Merger:

FIRST: The name of the surviving corporation is Content Checked Inc., a Wyoming corporation (the “Company”), and the name of the corporation being merged into this surviving corporation is Content Checked Acquisition Corp., a Wyoming corporation (“Acquisition Subsidiary”).

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations and duly approved by the shareholders of each of the constituent corporations, in accordance with Article 11 of the Wyoming Business Corporation Act.

THIRD: The name of the surviving corporation is Content Checked Inc., a Wyoming corporation.

FOURTH: The Articles of Incorporation of Acquisition Subsidiary, as in effect immediately prior to the merger, shall be the Articles of Incorporation of the surviving corporation.

FIFTH: The merger is to become effective upon filing of this Articles of Merger with the Secretary of State of the State of Wyoming.

SIXTH: The Agreement of Merger is on file at 8730 Sunset Blvd, Suite 240, West Hollywood, CA 90069, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused these Articles of Merger to be signed by an authorized officer, the 17th day of April, 2015.

Content Checked Inc.

By:	/s/ Kristian Finstad
Name:	Kristian Finstad
Title:	Chief Executive Officer